SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

São Paulo, November 3, 2010 – Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABV], informs that the CADE (Brazilian Antitrust Authority) has approved today a settlement pursuant to which Ambev will gradually cease the use of 630ml proprietary bottles (“Bottles”) in the States of Rio de Janeiro and Rio Grande do Sul, within 2 to 9 months. Ambev has also committed not to use the Bottles in other States.

Although Ambev believes that the Bottles do not affect competition, circumstances of the case -- especially an injunction limiting the use of the Bottles since 2008 -- converged to a settlement in order to avoid uncertainties.

The settlement expressly mentions that it does not involve any assessment on Ambev’s right to innovate or create new proprietary bottles and does not imply an obligation to participate in any system of interchangeable bottles.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer